UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  6  )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa LP 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by the Issuer on May 5, 2016. See also In re Sunedison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield Asset Management Inc. (“Brookfield”) as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission on June 29, 2016. As described in Item 6 of this Schedule 13D, Appaloosa LP (“ALP”) and Brookfield have entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	4,983,909*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	4,983,909*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,983,909*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.46%(1)*
14	TYPE OF REPORTING PERSON: CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 shares of Class A Common Stock of the Issuer outstanding as of April 21, 2016, based on information provided by the Issuer on May 5, 2016. See also In re Sunedison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission on June 29, 2016. As described in Item 6 of this Schedule 13D, ALP and Brookfield have entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.54%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 shares of Class A Common Stock of the Issuer outstanding as of April 21, 2016, based on information provided by the Issuer on May 5, 2016. See also In re Sunedison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission on June 29, 2016. As described in Item 6 of this Schedule 13D, ALP and Brookfield have entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.54%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 shares of Class A Common Stock of the Issuer outstanding as of April 21, 2016, based on information provided by the Issuer on May 5, 2016. See also In re Sunedison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission on June 29, 2016. As described in Item 6 of this Schedule 13D, ALP and Brookfield have entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 shares of Class A Common Stock of the Issuer outstanding as of April 21, 2016, based on information provided by the Issuer on May 5, 2016. See also In re Sunedison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission on June 29, 2016. As described in Item 6 of this Schedule 13D, ALP and Brookfield have entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 shares of Class A Common Stock of the Issuer outstanding as of April 21, 2016, based on information provided by the Issuer on May 5, 2016. See also In re Sunedison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission on June 29, 2016. As described in Item 6 of this Schedule 13D, ALP and Brookfield have entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.54%(1)*
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 shares of Class A Common Stock of the Issuer outstanding as of April 21, 2016, based on information provided by the Issuer on May 5, 2016. See also In re Sunedison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission on June 29, 2016. As described in Item 6 of this Schedule 13D, ALP and Brookfield have entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class.

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, Palomino Master Ltd., Appaloosa LP, Appaloosa Capital Inc., Appaloosa Management L.P., Appaloosa Partners Inc. and David A. Tepper to supplement and amend the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (the “initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed December 8, 2015 (“Amendment No. 1”), Amendment No. 2, filed December 22, 2015 (“Amendment No. 2”), Amendment No. 3, filed January 8, 2016 (“Amendment No. 3”), Amendment No. 4, filed April 1, 2016 (“Amendment No. 4”) and Amendment No. 5, filed May 13, 2016 (“Amendment No. 5”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 is referred to herein as the “prior Schedule 13D”; and the prior Schedule 13D, as amended and supplemented by this Amendment No. 6, is referred to herein as “this Schedule 13D.”

This Amendment No. 6 is being filed to disclose the formation of a “group” within the meaning of the Act with Brookfield Asset Management Inc. (“Brookfield”) with respect to the Class A Common Stock of the Issuer. The Reporting Persons and Brookfield are individually filing pursuant to Rule 13d-1(k) under the Exchange Act to report the formation of a “group” within the meaning of the Act.

This Amendment No. 6 hereby amends Item 4, Item 5, Item 6 and Item 7 of the prior Schedule 13D as follows:

ITEM 4.     Purpose of the Transaction.

Item 4 of the prior Schedule 13D is hereby amended by adding the following:

The description of the Letter Agreement (as defined in Item 6 below) attached as Exhibit G hereto set forth in Item 6 is incorporated into this Item 4 by reference.

ITEM 5.     Interest in Securities of the Issuer.

Item 5 of the prior Schedule 13D is hereby amended by adding the following:

The information set forth in subparagraphs (a), (b) and (c) does not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on June 29, 2016. As described in Item 6 of this Schedule 13D, ALP and Brookfield have entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.67% of such class. As further described in Item 6 of this Schedule 13D, ALP and Brookfield jointly have aggregate economic exposure to 34.4% of the Class A Common Stock, consisting of 19,783,708 shares of Class A Common Stock, which are beneficially owned by the group formed in connection with the Letter Agreement, and economic exposure to 11,578,080 shares of Class A Common Stock under the Swap Agreements described in Item 6 of Brookfield’s Schedule 13D filed with the SEC on June 29, 2016.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the prior Schedule 13D is hereby amended by adding the following:

On July 18, 2016, ALP met with representatives of Brookfield and its affiliates. At the meeting, Brookfield discussed with ALP Brookfield’s continued interest in purchasing the shares of the Issuer owned by SunEdison, Inc. (“SunEdison”). Brookfield also reviewed with ALP Brookfield’s qualifications as a sponsor of the Issuer and Brookfield’s belief that an acquisition by it of the shares of the Issuer owned by SunEdison would be in the best interests of all stockholders of the Issuer.

On July 22, 2016, ALP and Brookfield entered into the Letter Agreement attached as Exhibit G hereto (the “Letter Agreement”) and formed a “group” within the meaning of the Exchange Act with respect to the purchase of shares of the Issuer. This Letter Agreement contemplates that they intend to enter into a definitive agreement to act as joint bidders for the potential purchase of SunEdison’s shares of the Issuer, although neither party has obligated itself to enter into any such agreement. The Letter Agreement provides for certain restrictions on the ability of either party to transfer its shares of the Issuer for a period of 90 days from the date of the Letter Agreement, and an exclusivity period to negotiate the definitive agreement during those 90 days. The foregoing description of the letter agreement is qualified by reference to the Letter Agreement itself which is attached as Exhibit G hereto.

ALP and Brookfield jointly have aggregate economic exposure to 34.4% of the Issuer’s shares of Class A Common Stock, consisting of 19,783,708 shares of Class A Common Stock which may be deemed, as a result of the Letter Agreement, to be beneficially owned by the group and economic exposure to 11,578,080 shares of Class A Common Stock under the Swap Agreements described in Item 6 of Brookfield’s Schedule 13D filed with the SEC on June 29, 2016.

ITEM 7.     Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following Exhibit G:

Exhibit G	Letter Agreement and Term Sheet, dated as of July 22, 2016, between Appaloosa LP and Brookfield Asset Management Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2016	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

Exhibit G

CONFIDENTIAL

Letter Agreement and Term Sheet

Brookfield / Appaloosa

This Term Sheet contains certain understandings relating to the terms on which Brookfield Asset Management Inc. and its affiliates (collectively, “Brookfield”) and Appaloosa LP (“Appaloosa”) will engage in discussions with respect to the transactions described herein. Neither Brookfield nor Appaloosa (nor any of its affiliates) shall have any obligation, express or implied, to propose or complete any transaction, or to enter into a Definitive Agreement, and any such person or entity may at any time, and for any reason or no reason at all, and without any liability, determine not to pursue or proceed with any transaction. This Term Sheet supersedes and replaces any prior term sheet or discussions regarding the transactions described herein or any other potential transaction involving the parties hereto.

Structure; Ownership:

The parties intend to enter into a binding support agreement (the “Definitive Agreement”) setting forth the terms and conditions under which each party will agree to (i) support and cooperate with one another to acquire all of the equity interests currently held by SunEdison, Inc. (the “SUNE Shares”) in Terraform Power, Inc. and its subsidiaries (“TERP”), and (ii) subject all of their shares of TERP common stock (which do not include any TERP shares that may be held by counterparties to cash-settled total return swap agreements or similar derivative transactions) now owned or hereafter acquired, including the SUNE Shares (collectively, “TERP Shares”), to certain restrictions, including those described herein.

The parties expect that Brookfield and Appaloosa will each acquire a mutually agreed upon percentage of the SUNE Shares. The parties acknowledge that the acquisition of the SUNE Shares by each party will be structured in a manner that (i) satisfies any applicable regulatory requirements and (ii) preserves and maximizes tax efficiencies for such party, as determined by such party in its sole and absolute discretion.

Exclusivity:

In consideration of the time and expense associated with exploring the transactions contemplated hereby and with the preparation of the Definitive Agreement, each party hereto, on its own behalf and on behalf of its officers, directors, equity owners, agents, representatives and controlled affiliates, agrees, for a period commencing on the date of this Term Sheet and expiring 90 days thereafter (or such other period agreed upon by the parties in writing) (the “Exclusivity Period”), not to negotiate or accept proposals from other persons or entities regarding one or more transactions that are comparable to the transactions provided for in this Term Sheet.

Transfer Restrictions:

From the date of this Term Sheet until the end of the Exclusivity Period neither party shall transfer, sell, dispose of, pledge or assign (whether directly, indirectly, voluntarily, involuntarily, by operation of law or otherwise) any of its TERP Shares unless in accordance with the terms of the right of first offer set out in this Term Sheet or with the prior approval of the other party; provided, however, that either party may transfer some or all of its TERP Shares to a controlled affiliate.

Right of First Offer:

If, during the Exclusivity Period, either Brookfield or Appaloosa (the “ROFO Seller”) wishes to transfer, sell, dispose of, pledge or assign (whether directly, indirectly, voluntarily, involuntarily, by operation of law or otherwise) any of its TERP Shares (“TERP Sale Shares”) it must first give a written notice (a “TERP Sale Notice”) to the other party (the “ROFO Purchaser”) offering the ROFO Purchaser the right to acquire in whole or in part such TERP Sale Shares for a cash purchase price equal to the volume-weighted average price for TERP’s Class A shares over the 5 consecutive NASDAQ global select market trading days immediately preceding and ending on the most recent trading day ended prior to the date of such TERP Sale Notice (the “ROFO Price”).

If the ROFO Purchaser wishes to exercise this right of first offer with respect to TERP Sale Shares, it must elect to do so by written notice to the ROFO Seller by close of business on the 1st trading day after the date on which the ROFO Purchaser receives a TERP Sale Notice with respect to such TERP Sale Shares (an “Election Notice”). Failure to make such election will be deemed to be an election to not purchase the TERP Sale Shares specified in a TERP Sale Notice.

If the ROFO Purchaser elects to purchase TERP Sale Shares, the ROFO Seller must sell, and the ROFO Purchaser must purchase, the TERP Sale Shares by payment of the ROFO Price by the close of business on the 3rd trading day after the date on which the ROFO Seller receives the relevant Election Notice.

If the ROFO Purchaser does not elect to purchase the TERP Sale Shares specified in a TERP Sale Notice, the ROFO Seller may sell such TERP Sale Shares in one or more open market transactions during the 14-day period commencing on the latest date on which the ROFO Purchaser could have delivered an Election Notice with respect to such TERP Sale Shares. If such TERP Sale Shares are not sold within such period, the right of first offer process described above shall apply to any transfer of such TERP Sale Shares.

Amendments:	This Term Sheet can only be amended with the approval of both Brookfield and Appaloosa.

Confidentiality:

Each of the parties shall keep its dealings with the other party (or any other entity controlled by the other party) as described herein and all other details of the proposed transactions described herein strictly confidential (collectively, the “Confidential Information”). Confidential Information shall not include any information otherwise in the public domain, and Confidential Information may be disclosed by any party if such party is required by law, regulation or stock exchange requirement or any legal or regulatory authority to disclose the Confidential Information. In addition, the Confidential Information may be disclosed by a party to its attorneys, accountants, consultants, agents, advisors, prospective lenders and investors and potential investors and other persons that reasonably need to know such information (the “Representatives”) so long as each such party is informed of the foregoing confidentiality requirement. Each of the parties shall be responsible for any breach of this Confidentiality provision by any of its Representatives, as though a direct signatory hereto. Nothing herein shall prevent any party from making any required securities filings.

Expenses:

Each of Brookfield and Appaloosa shall bear its own expenses in connection with the negotiation and execution of this Term Sheet, the Definitive Agreement and the documents and filings ancillary thereto.

Governing Law; Jurisdiction:

This Term Sheet will be governed by and construed in accordance with the laws of the State of New York (without regard to its conflicts of law rules). The state and federal courts located in New York County, New York shall have exclusive jurisdiction over any disputes relating to this Term Sheet. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Term Sheet or the transactions contemplated hereby in the courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party agrees to waive, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Term Sheet or the transactions contemplated hereby.

Binding Effect:	Except for the clause opposite the heading “Structure; Ownership”, the provisions of this Term Sheet are intended to be binding on the parties.

[Signature Page Follows]

Acknowledged and agreed as of the 22nd day of July, 2016.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Sachin Shah
Name: Sachin Shah
Title: Senior Managing Partner

APPALOOSA LP

By:	/s/ James E. Bolin
Name: James E. Bolin
Title: Partner